EXHIBIT 99.1

ASX/MEDIA RELEASE	16th May 2005

Roche Diagnostics VP joins AION Board

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that its wholly owned subsidiary AION Diagnostics Limited, has appointed Dr. Jörg Schreiber PhD as a Non-executive Director.

AION Diagnostics Managing Director Dr Anna Kluczewska said ‘We are proud to have a diagnostics industry leader with a proven track record in delivering results, join the AION Board. Dr. Schreiber brings with him leadership and expertise in commercialisation of world class diagnostic products.

Dr. Schreiber has over 20 years experience in the diagnostics industry whilst working with a global leader in the sector. Dr. Schreiber joined Roche Diagnostics in 1986 following the merger of Boehringer Mannheim in Germany, and during this time held key senior roles including Vice President for R&D and Special Projects in the US, until his recent retirement.  Under Dr. Schreiber’s leadership, Accu-Chek Advantage, the world’s leading diabetes monitoring system was launched, and grew into its current position of significance for Roche Diagnostics. As the Vice President of R & D based in the US, Dr. Schreiber has broad experience in diagnostic product development.

Dr Schreiber said he was very impressed with the opportunities for BioSilicon™ in diagnostics and sees the company commercialising innovative solutions for key markets.  Dr. Schreiber has been elected to be the incoming Chairman of the State of Indiana Health Industry Forum, an important policy setting & economic development organisation for a key diagnostics industry cluster in the US. Dr. Schreiber holds a Ph.D in Physics from Giessen University where he specialised in biophysics.

pSivida has funded AION’s first year of operations and has licensed diagnostic applications of BioSilicon™ to AION.

-ENDS-

Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.